Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549


03023861

OMB APPROVAL
OMB Number: 3235-0327
Expires: July 31, 2004
Estimated average burden
hours per response.... 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 6-25-03
Current Report on Form 8-K Series 2003-QS12
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

PROCESSED
JUN 27 2003
THOMSON FINANCIAL

Name of Person Filing the Document
(if Other than the Registrant)


RECD S.E.C.
2 6 2003
1086

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 23rd day of June, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ______________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on _______, 2003, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Citigroup

RALI 2003-QS12 - PRELIMINARY COMPUTATION MATERIALS (06-18-03)

```
Modeled       : Yes    Paydown       : 0          Coll Source  : GerrFile  Pricing Type   : CPR
Auto Update   : No     Paydown Date  : 20030630   TBV Source   : NA        Pricing Speed  : 16.0
Res Modeled   : Yes    First Payment: 20030725   Assumed Coll : No        Pricing Date   : 20030630
Call Modeled  : Yes    Closed        : 20030630   Descend      : Yes       Group Bypass   : No
Model Type    : CMO    Collat Mode   : STD        Summary Coll : No        Last Updated   : 99999999
BV Rescale    : No     Frequency     : 12         Deal Format  : CMODEV    Coll Fctr Date: 20030601
```

Group	Level	Description	Pct	Current Balance	WAM	WALA	Sv Fee	Net Coup	Interim Cpn Cap	Gross Margin	Life Cpn Cap	Avg Mths To Roll	Cpn Adj Freq
0	Lowest	W15(RAL)	100.000	256,410,256.00	178	2	0.25000	5.30000	NA	NA	NA	NA	NA

#	Class	Cusip	Coupon	Original Balance	Current Balance	Delay	Daycount	Group	Aux	Description
1	A1		3.7500	100,000,000.00	100,000,000.00	24	30/360	0		REG/FIX
2	A2		1.5000	45,000,000.00	45,000,000.00	0	30/360	0		REG/FLT
3	A2A		6.5000	45,000,000.00	45,000,000.00	0	30/360	0		IO/NTL/INV
4	A3		4.0000	10,000,000.00	10,000,000.00	24	30/360	0		REG/FIX
5	A4		3.3500	95,000,000.00	95,000,000.00	24	30/360	0		REG/FIX
6	A5		5.0000	31,350,000.00	31,350,000.00	24	30/360	0		IO/NTL/FIX
7	B-1		5.0000	6,410,256.00	6,410,256.00	24	30/360	0		PPLO/REG/FIX
8	B-2		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
9	B-3		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
10	B-4		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
11	B-5		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
12	B-6		5.0000	0.00	0.00	24	30/360	0		PPLO/REG/FIX
13	XS		0.0000	256,410,256.00	256,410,256.00	24	30/360	0		IO/NTL/VAR

Class/Comp	Coupon	Cap	Floor	Delay	Formula	1st Reset
A2	1.5000000000	8.0000000000	0.4000000000	0	LIB1 + 0.4	20030725
A2A	6.5000000000	7.6000000000	0.0000000000	0	7.6 - LIB1	20030725

A2A Notional Bal = A2 Bal

A5 Notional Bal = 0.33 * A4 Bal

PAY RULE:
PAY A1, A2, A3, A4 PRORATA

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

PAGE 5/11 * RCVD AT 6/18/2003 11:13:02 PM [Eastern Daylight Time] * SVR:/4 * DNIS:5621 * CSID:7048871818 * DURATION (mm-ss):04-24

Citigroup

| CITIGROUP |　　　　**RALI 2003-QS12**　　　　Wed Jun 18 16:45:46 2003

PY Table for: A1

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
99.68750	3.78850	3.79255	3.79761	3.80372	3.81093
99.75000	3.77941	3.77941	3.77940	3.77939	3.77939
99.81250	3.77033	3.76627	3.76121	3.75510	3.74788
99.87500	3.76125	3.75316	3.74303	3.73083	3.71641
99.93750	3.75218	3.74006	3.72488	3.70660	3.68499
100.00000	3.74312	3.72697	3.70676	3.68239	3.65361
100.06250	3.73407	3.71389	3.68865	3.65822	3.62227
100.12500	3.72503	3.70083	3.67056	3.63407	3.59097
100.18750	3.71599	3.68778	3.65250	3.60996	3.55971
100.25000	3.70697	3.67475	3.63445	3.58588	3.52849
100.31250	3.69795	3.66173	3.61643	3.56183	3.49732
100.37500	3.68894	3.64873	3.59843	3.53781	3.46618
100.43750	3.67993	3.63573	3.58045	3.51382	3.43508
100.50000	3.67094	3.62276	3.56250	3.48986	3.40403
100.56250	3.66195	3.60979	3.54456	3.46592	3.37302
100.62500	3.65297	3.59684	3.52664	3.44202	3.34204
100.68750	3.64400	3.58390	3.50875	3.41815	3.31111
100.75000	3.63504	3.57098	3.49087	3.39431	3.28022
100.81250	3.62609	3.55807	3.47302	3.37050	3.24936
100.87500	3.61714	3.54517	3.45519	3.34672	3.21855
100.93750	3.60820	3.53229	3.43738	3.32297	3.18778
101.00000	3.59927	3.51942	3.41959	3.29925	3.15705
101.06250	3.59035	3.50657	3.40182	3.27556	3.12636
101.12500	3.58143	3.49372	3.38407	3.25190	3.09570
101.18750	3.57252	3.48090	3.36634	3.22827	3.06509
101.25000	3.56363	3.46808	3.34864	3.20466	3.03452
101.31250	3.55473	3.45528	3.33095	3.18109	3.00398
101.37500	3.54585	3.44249	3.31328	3.15755	2.97349
101.43750	3.53698	3.42971	3.29564	3.13403	2.94304
101.50000	3.52811	3.41695	3.27801	3.11055	2.91262
101.56250	3.51925	3.40420	3.26041	3.08709	2.88225
101.62500	3.51040	3.39147	3.24283	3.06367	2.85191
101.68750	3.50155	3.37874	3.22526	3.04027	2.82161
WAL	8.44846	5.63614	3.93994	2.87310	2.16890
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

Citigroup

| CITIGROUP | RALI 2003 QS12 Wed Jun 18 16:47:57 2003

PY Table for: A2

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
99.00000	1.63438	1.69648	1.77576	1.87262	1.98798
99.06250	1.62622	1.68440	1.75867	1.84941	1.95748
99.12500	1.61807	1.67234	1.74160	1.82622	1.92701
99.18750	1.60993	1.66028	1.72455	1.80307	1.89659
99.25000	1.60179	1.64824	1.70752	1.77994	1.86620
99.31250	1.59366	1.63621	1.69050	1.75684	1.83586
99.37500	1.58554	1.62419	1.67351	1.73377	1.80555
99.43750	1.57742	1.61219	1.65654	1.71074	1.77529
99.50000	1.56931	1.60019	1.63959	1.68773	1.74506
99.56250	1.56121	1.58821	1.62266	1.66475	1.71488
99.62500	1.55312	1.57624	1.60575	1.64179	1.68473
99.68750	1.54503	1.56429	1.58886	1.61887	1.65463
99.75000	1.53695	1.55234	1.57198	1.59598	1.62456
99.81250	1.52887	1.54041	1.55513	1.57311	1.59453
99.87500	1.52081	1.52849	1.53830	1.55028	1.56455
99.93750	1.51275	1.51659	1.52149	1.52747	1.53460
100.00000	1.50469	1.50469	1.50469	1.50469	1.50469
100.06250	1.49665	1.49281	1.48792	1.48194	1.47482
100.12500	1.48861	1.48094	1.47116	1.45922	1.44499
100.18750	1.48057	1.46908	1.45443	1.43653	1.41520
100.25000	1.47255	1.45724	1.43771	1.41386	1.38544
100.31250	1.46453	1.44540	1.42102	1.39123	1.35573
100.37500	1.45652	1.43358	1.40434	1.36862	1.32605
100.43750	1.44851	1.42177	1.38768	1.34604	1.29642
100.50000	1.44051	1.40998	1.37105	1.32349	1.26682
100.56250	1.43252	1.39819	1.35443	1.30096	1.23726
100.62500	1.42454	1.38642	1.33783	1.27847	1.20774
100.68750	1.41656	1.37466	1.32125	1.25600	1.17825
100.75000	1.40858	1.36291	1.30468	1.23356	1.14881
100.81250	1.40062	1.35117	1.28814	1.21115	1.11940
100.87500	1.39266	1.33944	1.27162	1.18877	1.09003
100.93750	1.38471	1.32773	1.25511	1.16641	1.06070
101.00000	1.37676	1.31603	1.23863	1.14409	1.03141
WAL	8.44846	5.63614	3.93994	2.87310	2.16890
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

PAGE 7/11 * RCVD AT 6/18/2003 11:13:02 PM [Eastern Daylight Time] * SVR:/4 * DNIS:5621 * CSID:7048871818 * DURATION (mm-ss):04-24

Citigroup

| CITIGROUP | RALI 2003 QS12 Wed Jun 18 16:49:02 2003

PY Table for: A2A

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
10.00000	67.66154	56.91134	45.57812	33.51779	20.47989
10.06250	67.13883	56.40679	45.09226	33.05075	20.03043
10.12500	66.62327	55.90914	44.61305	32.59009	19.58709
10.18750	66.11470	55.41825	44.14036	32.13570	19.14975
10.25000	65.61298	54.93398	43.67404	31.68744	18.71826
10.31250	65.11798	54.45619	43.21397	31.24518	18.29253
10.37500	64.62955	53.98476	42.76003	30.80880	17.87243
10.43750	64.14757	53.51955	42.31209	30.37819	17.45785
10.50000	63.67190	53.06045	41.87002	29.95322	17.04867
10.56250	63.20241	52.60733	41.43372	29.53380	16.64480
10.62500	62.73900	52.16007	41.00307	29.11980	16.24612
10.68750	62.28154	51.71856	40.57796	28.71112	15.85254
10.75000	61.82990	51.28268	40.15828	28.30766	15.46396
10.81250	61.38399	50.85233	39.74392	27.90932	15.08027
10.87500	60.94368	50.42740	39.33478	27.51600	14.70140
10.93750	60.50888	50.00778	38.93077	27.12760	14.32723
11.00000	60.07947	49.59338	38.53178	26.74402	13.95770
11.06250	59.65536	49.18409	38.13773	26.36519	13.59270
11.12500	59.23645	48.77983	37.74851	25.99100	13.23215
11.18750	58.82263	48.38049	37.36404	25.62137	12.87598
11.25000	58.41382	47.98599	36.98422	25.25623	12.52409
11.31250	58.00992	47.59623	36.60898	24.89547	12.17642
11.37500	57.61084	47.21113	36.23823	24.53903	11.83288
11.43750	57.21650	46.83061	35.87189	24.18683	11.49340
11.50000	56.82680	46.45457	35.50987	23.83878	11.15791
11.56250	56.44167	46.08295	35.15211	23.49482	10.82633
11.62500	56.06102	45.71565	34.79851	23.15487	10.49860
11.68750	55.68478	45.35261	34.44902	22.81886	10.17464
11.75000	55.31286	44.99375	34.10355	22.48672	9.85439
11.81250	54.94518	44.63899	33.76204	22.15838	9.53779
11.87500	54.58169	44.28827	33.42442	21.83378	9.22477
11.93750	54.22229	43.94151	33.09061	21.51285	8.91527
12.00000	53.86693	43.59864	32.76055	21.19552	8.60923
WAL	8.44846	5.63614	3.93994	2.87310	2.16890
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

Citigroup

| CITIGROUP | RALI 2003 QS12 Wed Jun 18 16:49:48 2003

PY Table for: A3

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
100.25000	3.95764	3.92417	3.88239	3.83209	3.77272
100.31250	3.94850	3.91101	3.86421	3.80787	3.74137
100.37500	3.93937	3.89787	3.84606	3.78369	3.71007
100.43750	3.93026	3.88474	3.82793	3.75953	3.67880
100.50000	3.92115	3.87163	3.80982	3.73541	3.64758
100.56250	3.91204	3.85853	3.79173	3.71132	3.61639
100.62500	3.90295	3.84544	3.77366	3.68725	3.58525
100.68750	3.89386	3.83237	3.75561	3.66322	3.55415
100.75000	3.88479	3.81931	3.73759	3.63922	3.52309
100.81250	3.87572	3.80626	3.71958	3.61525	3.49207
100.87500	3.86665	3.79323	3.70160	3.59130	3.46108
100.93750	3.85760	3.78021	3.68364	3.56739	3.43014
101.00000	3.84856	3.76721	3.66570	3.54351	3.39924
101.06250	3.83952	3.75422	3.64778	3.51966	3.36838
101.12500	3.83049	3.74124	3.62988	3.49583	3.33756
101.18750	3.82147	3.72828	3.61200	3.47204	3.30678
101.25000	3.81246	3.71533	3.59415	3.44828	3.27604
101.31250	3.80345	3.70239	3.57631	3.42455	3.24534
101.37500	3.79445	3.68947	3.55850	3.40084	3.21468
101.43750	3.78546	3.67656	3.54070	3.37717	3.18406
101.50000	3.77648	3.66367	3.52293	3.35352	3.15348
101.56250	3.76751	3.65078	3.50518	3.32991	3.12294
101.62500	3.75855	3.63791	3.48744	3.30632	3.09244
101.68750	3.74959	3.62506	3.46973	3.28277	3.06198
101.75000	3.74064	3.61222	3.45204	3.25924	3.03155
101.81250	3.73170	3.59939	3.43437	3.23574	3.00117
101.87500	3.72276	3.58657	3.41672	3.21227	2.97082
101.93750	3.71384	3.57377	3.39909	3.18884	2.94052
102.00000	3.70492	3.56098	3.38148	3.16543	2.91025
102.06250	3.69601	3.54821	3.36389	3.14204	2.88002
102.12500	3.68711	3.53545	3.34633	3.11869	2.84983
102.18750	3.67822	3.52270	3.32878	3.09537	2.81968
102.25000	3.66933	3.50996	3.31125	3.07207	2.78957
WAL	8.44846	5.63614	3.93994	2.87310	2.16890
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

PAGE 9/11 * RCVD AT 6/18/2003 11:13:02 PM [Eastern Daylight Time] * SVR:/4 * DNIS:5621 * CSID:7048871818 * DURATION (mm-ss):04-24

Citigroup

| CITIGROUP | RALI 2003 QS12 Wed Jun 18 16:47:58 2003

PY Table for: A4

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
99.00000	3.48466	3.53496	3.59814	3.67449	3.76477
99.06250	3.47566	3.52188	3.57994	3.65008	3.73304
99.12500	3.46668	3.50882	3.56176	3.62571	3.70135
99.18750	3.45770	3.49577	3.54360	3.60137	3.66971
99.25000	3.44873	3.48274	3.52546	3.57706	3.63810
99.31250	3.43977	3.46972	3.50734	3.55279	3.60654
99.37500	3.43081	3.45671	3.48924	3.52854	3.57502
99.43750	3.42187	3.44372	3.47117	3.50432	3.54354
99.50000	3.41293	3.43074	3.45311	3.48014	3.51211
99.56250	3.40400	3.41778	3.43508	3.45598	3.48071
99.62500	3.39508	3.40483	3.41707	3.43186	3.44936
99.68750	3.38616	3.39189	3.39908	3.40777	3.41804
99.75000	3.37726	3.37897	3.38111	3.38370	3.38677
99.81250	3.36836	3.36606	3.36317	3.35967	3.35554
99.87500	3.35947	3.35316	3.34524	3.33567	3.32435
99.93750	3.35059	3.34028	3.32734	3.31170	3.29320
100.00000	3.34171	3.32741	3.30945	3.28776	3.26209
100.06250	3.33285	3.31455	3.29159	3.26385	3.23103
100.12500	3.32399	3.30171	3.27375	3.23997	3.20000
100.18750	3.31514	3.28888	3.25593	3.21612	3.16902
100.25000	3.30630	3.27607	3.23813	3.19230	3.13807
100.31250	3.29746	3.26327	3.22035	3.16851	3.10717
100.37500	3.28863	3.25048	3.20260	3.14475	3.07630
100.43750	3.27982	3.23770	3.18486	3.12102	3.04548
100.50000	3.27100	3.22494	3.16714	3.09732	3.01470
100.56250	3.26220	3.21219	3.14945	3.07365	2.98396
100.62500	3.25341	3.19946	3.13178	3.05001	2.95325
100.68750	3.24462	3.18674	3.11412	3.02640	2.92259
100.75000	3.23584	3.17403	3.09649	3.00281	2.89197
100.81250	3.22707	3.16134	3.07888	2.97926	2.86138
100.87500	3.21830	3.14866	3.06129	2.95574	2.83084
100.93750	3.20954	3.13599	3.04372	2.93225	2.80034
101.00000	3.20080	3.12333	3.02617	2.90878	2.76987
WAL	8.44846	5.63614	3.93994	2.87310	2.16890
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

PAGE 10/11 * RCVD AT 6/18/2003 11:13:02 PM [Eastern Daylight Time] * SVR:/4 * DNIS:5621 * CSID:7048871818 * DURATION (mm-ss):04-24

Citigroup

| CITIGROUP | RALI 2003 QS12 Wed Jun 18 16:50:22 2003

PY Table for: A5

CPR	0.00	8.00	16.00	24.00	32.00
PRICE	YIELD	YIELD	YIELD	YIELD	YIELD
8.75000	54.96957	44.66252	33.78469	22.18016	9.55879
8.81250	54.49746	44.20701	33.34619	21.75857	9.15224
8.87500	54.03227	43.75617	32.91412	21.34316	8.75162
8.93750	53.57382	43.31585	32.48833	20.93379	8.35679
9.00000	53.12198	42.87990	32.06868	20.53033	7.96763
9.06250	52.67658	42.45019	31.65505	20.13264	7.58401
9.12500	52.23750	42.02658	31.24729	19.74060	7.20581
9.18750	51.80460	41.60894	30.84527	19.35409	6.83290
9.25000	51.37774	41.19713	30.44889	18.97298	6.46519
9.31250	50.95679	40.79103	30.05800	18.59717	6.10256
9.37500	50.54162	40.39053	29.67250	18.22653	5.74489
9.43750	50.13212	39.99549	29.29228	17.86096	5.39209
9.50000	49.72817	39.60581	28.91721	17.50036	5.04405
9.56250	49.32965	39.22138	28.54720	17.14461	4.70068
9.62500	48.93644	38.84208	28.18214	16.79362	4.36188
9.68750	48.54844	38.46781	27.82193	16.44729	4.02755
9.75000	48.16554	38.09847	27.46646	16.10553	3.69761
9.81250	47.78764	37.73396	27.11565	15.76824	3.37197
9.87500	47.41464	37.37417	26.76939	15.43533	3.05053
9.93750	47.04644	37.01902	26.42760	15.10672	2.73322
10.00000	46.68293	36.66842	26.09019	14.78232	2.41995
10.06250	46.32404	36.32227	25.75707	14.46204	2.11065
10.12500	45.96967	35.98048	25.42815	14.14581	1.80524
10.18750	45.61973	35.64297	25.10336	13.83354	1.50364
10.25000	45.27414	35.30966	24.78261	13.52516	1.20578
10.31250	44.93280	34.98047	24.46583	13.22060	0.91158
10.37500	44.59565	34.65531	24.15294	12.91978	0.62098
10.43750	44.26260	34.33411	23.84386	12.62263	0.33391
10.50000	43.93357	34.01680	23.53853	12.32908	0.05031
10.56250	43.60849	33.70330	23.23687	12.03906	-0.22990
10.62500	43.28728	33.39354	22.93882	11.75252	-0.50678
10.68750	42.96987	33.08746	22.64431	11.46937	-0.78038
10.75000	42.65620	32.78498	22.35326	11.18956	-1.05076
WAL	8.44846	5.63634	3.93994	2.87310	2.16890
START	0:01	0:01	0:01	0:01	0:01
END	14:10	14:10	14:10	14:10	14:10

The information herein has been provided solely by Citigroup Global Markets Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the *Securities and Exchange Commission (SEC)*. All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any *strategy remains your responsibility*. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.

PAGE 11/11 * RCVD AT 6/18/2003 11:13:02 PM [Eastern Daylight Time] * SVR:/4 * DNIS:5621 * CSID:7048871818 * DURATION (mm-ss):04-24